Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
--------------------------------------

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
---------------------
Phone: (55 61) 429-5673



                       TELEMIG CELULAR PARTICIPACOES S.A.
                         CNPJ/MF N(0) 02.558.118/0001-65
                                NIRE 5330000577-0
                              PUBLICLY HELD COMPANY

                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                               %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                19,913            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                1,660            0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0                                         0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                19,913            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                1,660            0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These  consolidated  data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.

                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  53              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  53              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.

                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                              %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  7               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                            Preferred C                                0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  7               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                            Preferred C                                0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                              %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                20,451            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                20,451            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                            Preferred A                                0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                            Preferred A                                0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                            %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                6,140             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               6,142             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                6,140             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               6,142             0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.



                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These  consolidated  data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.


                                 [TELEMIG LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In November 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                             %
 Derivatives                 Securities Characteristics (2)                   Quantity

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group:  Directors, Management (which have not been included in the Board of Directors), among others.
